SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 03 June 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Capital Raising - Further Update

The Governor and Company of the Bank of Ireland ("the Bank" or "Bank of Ireland") today announces further details in relation to its proposed capital raising.

The Bank's capital raising proposals ("the Proposals") will comprise the following elements:

(i) Liability Management Exercise ("LME")
- Cash and Debt for Equity offers with regard to nominal amount of c.€2.6 billion Tier 1 and Tier 2 subordinated debt securities
- Cash offer of 10 per cent of nominal for Tier 1 / 20 per cent of nominal for Tier 2 with no payment in respect of accrued interest
- Equity offer of 20 per cent of nominal for Tier 1 / 40 per cent of nominal for Tier 2 with payment in respect of accrued interest
- Equity conversion price will be calculated on the basis of a formula reflecting a market price adjusted for the capital expected to be generated from the Proposals

-     Bondholder approval to be sought at a series of bondholder meetings to amend bond terms to grant an issuer call option at a price equal to €0.01 per €1,000 (or equivalent) in respect of the nominal amount of relevant subordinated debt securities

- The terms of the LME reflect the Minister for Finance's objective of ensuring subordinated debtholders contribute a significant element of the Bank's Core Tier 1 capital requirement of €4.2 billion

(ii) Further bondholder burden sharing

-     To the extent that eligible subordinated debt securities are not acquired or exchanged pursuant to the proposed LME (including those acquired pursuant to the exercise of the call options), the Minister of Finance stated on 31 May 2011 that "The levels of burden-sharing in these LMEs are the minimum acceptable to the Government.  If these LMEs fail to deliver the expected core tier 1 capital gains to each of the banks, the Government will take whatever steps are necessary under the Credit Institutions (Stabilisation) Act 2010 or otherwise to ensure that burden sharing is achieved.  Any further action, after investors have had an opportunity to take part in these LMEs, will result in severe measures being taken in respect of the subordinated liabilities".  In these circumstances,  the Bank believes the level of return to the holders of the outstanding eligible subordinated debt securities may be materially below that available pursuant to the cash alternative under the LME

(iii) Rights Issue

-     Rights Issue to be underwritten by the State at a price of 10c. The Bank, the Minister for Finance and the NPRFC intend to enter into an underwriting agreement prior to publication of the Prospectus in relation to the Rights Issue.

-     Maximum Rights Issue of €4.35 billion* less Core Tier 1 capital (a) generated from the LME (including the results of the exercise of approved call options); and (b) to be generated from any "steps taken by the Minister under the Credit Institutions (Stabilisation) Act 2010 or otherwise" to burden-share any subordinated debt which remains outstanding after the LME. Should all eligible subordinated debtholders elect for equity, the maximum Rights Issue would be €1.76 billion*, while, alternatively, should all eligible subordinated debtholders elect for cash, the maximum Rights Issue would be €2.22 billion*

- Precise size of the Right Issue will be announced shortly after completion of the LME

(iv) Contingent Capital Instrument of €1 billion to be placed with the State

-     Key features: term - 5 year Tier 2 dated subordinated instrument; coupon - 10%; capital deficiency event - 8.25% Core Tier 1 trigger; conversion price - higher of 30 day VWAP at date of conversion or 5c

The Bank continues to have discussions with other sources of private capital on the terms and form in which they may be able to participate in the Proposals.

The Proposals are subject to shareholder approval.

Further announcements in respect of the Proposals will be issued shortly.

*Including estimated expenses.

This announcement is not and should not be read as an offer to acquire or sell or exchange securities in connection with LME, the Rights Issue or otherwise.  Any investment decision by a bondholder eligible to participate in the LME must only be made on the basis of information contained in or incorporated by reference in the Consent and Exchange Offer Memorandum when available.  Any investment in respect of the Rights Issue by a qualifying shareholder should only be made on the basis of information contained in or incorporated by reference in the Prospectus when published.

The securities that may be offered in the LME or the Rights Issue have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration requirements.

This announcement is not for distribution, directly or indirectly, in or into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of any of the Proposals.

Neither the content of Bank of Ireland's website nor any website accessible by hyperlinks on Bank of Ireland's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than Ireland and the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement contains or incorporates by reference certain "forward‐looking statements" regarding the belief or current expectations of the Group, the Directors and other members of its senior management about the Bank's financial condition, results of operations and business and the transactions described in this Circular. Generally, but not always, words such as "may", "could", "should", "will", "expect", "intend", "estimate", "anticipate", "assume", "believe", "plan", "seek", "continue", "target". "goal", "would" or their negative variations or similar expressions identify forward‐looking statements.

Such forward‐looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Bank and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward‐looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward‐looking statements.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document").  Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document.  No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

Contacts
Bank of Ireland
John O'Donovan                          Group Chief Financial Officer                                                +353 (0) 76 623 4703
Andrew Keating                           Director of Group Finance                                                     +353 (0) 1 637 8141
Sean Crowe                                   Group Treasurer                                                                      +353 (0) 76 623 4720
Brian Kealy                                   Head of Group Capital Management                                    +353 (0) 76 623 4719
Tony Joyce                                   Head of Group Investor Relations                                        +353 (0) 76 623 4729
Diarmaid Sheridan                        Financial Analyst, Group Investor Relations                     +353 (0) 76 623 4730
Dan Loughrey                               Head of Group Corporate Communications                       +353 (0) 76 623 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 03 June 2011